Exhibit 10.2
TRANSITION AGREEMENT
     This TRANSITION AGREEMENT (the “Agreement”) is entered into by and between Brian V. Turner (“Mr. Turner” or “Employee”) and Coinstar, Inc., a Delaware corporation (“Employer” or “Company”) as of March 31, 2009, modifying certain aspects of the employment relationship. Mr. Turner has voluntarily resigned from his position as Chief Financial Officer of the Company. The resignation is effective May 31, 2009 (“Resignation Date”).
1. EMPLOYMENT
     Mr. Turner will devote all of his productive time, ability, attention and effort to the Company’s business and will skillfully serve its interests until the Resignation Date. The Company will pay to Mr. Turner all of his accrued salary, less required deductions, through the Resignation Date.
2. TRANSITION PAYMENTS AND BENEFITS
     Mr. Turner will be paid a total of Four Hundred and Five Thousand Dollars ($405,000), less all applicable deductions and tax withholdings, as of the Resignation Date. Payment shall be made to Mr. Turner in twenty-four (24) substantially equal semi monthly installments at regularly scheduled payroll intervals, beginning June 1, 2009, and continuing for eleven (11) consecutive months thereafter; provided, however, that the installments that would normally be paid in the months of June 2009 through December 2009, shall be accumulated without interest and paid to Mr. Turner at the first regular payroll date in January 2010. For purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), each such installment shall be treated as a separate payment.
     Mr. Turner will also be eligible for a prorated bonus (based on the number of days in calendar year 2009 that Mr. Turner is employed by the Company compared to 365) equal to the bonus he otherwise would have received had he remained employed on the payment date under the terms of the 2009 executive incentive compensation plan. Any bonus payable under the 2009 executive incentive compensation plan (as finally determined by the Compensation Committee of the Company’s Board of Directors) will be paid at the same time bonuses for other executives are paid in 2010.
     The vesting of Mr. Turner’s outstanding unvested stock options will be accelerated such that all tranches of such options that would have become vested on or prior to May 31, 2010 will become fully vested and exercisable on May 31, 2009. All of Mr. Turner’s vested unexercised stock options outstanding on May 31, 2009, including the stock options so accelerated, will remain exercisable until August 31, 2010, and to the extent not exercised will be cancelled as of 5:00 PM Pacific Time on that date. The vesting of Mr. Turner’s outstanding time-vested restricted stock will be accelerated such that all tranches of such restricted stock that would have become vested on or prior to May 31, 2010 will become fully vested on May 31,

2009 so that the restrictions on such shares will lapse and such shares will no longer be subject to forfeiture. The vesting of Mr. Turner’s outstanding earned performance-based restricted stock will be accelerated such that all tranches of such restricted stock will become fully vested on May 31, 2009 so that the restrictions on such shares will lapse and such shares will no longer be subject to forfeiture. Mr. Turner’s outstanding unearned performance-based restricted stock award will not be forfeited in connection with the Resignation Date but will remain subject to determination by the Compensation Committee of the Company’s Board of Directors after December 31, 2009 of the extent to which the shares covered by such award have been earned up to the target level of such award; provided, however, that any such earned shares shall not be subject to further time vesting and shall be prorated under this Agreement based on the number of days in calendar year 2009 that Mr. Turner is employed by the Company compared to 365 (the “net earned shares”) and that all shares subject to such award other than the net earned shares will be thereafter forfeited; provided further, that if the Compensation Committee determines that such award is earned above target, no additional shares will be issued to Mr. Turner or taken into account in determining the net earned shares. (For example, assuming Mr. Turner is employed though May 31, 2009, the number of days to be used in the calculation would be 151.)
3. NON-INTERFERENCE WITH COMPANY’S EMPLOYMENT RELATIONSHIP
     Mr. Turner agrees that he will not directly or indirectly seek to induce the departure of or hire away any current employees of the Company for a period of one (1) year from the Resignation Date. In addition, Mr. Turner agrees not to interfere in any manner with the employment relations between the Company and its other employees.
4. GENERAL WAIVER AND RELEASE OF CLAIMS
     Mr. Turner expressly waives any and all claims against the Company and releases the Company (including its officers, directors, stockholders, employees, agents, and representatives) from any and all claims, whether known or unknown, that he may have that in any way relate to the employment relationship with the Company, including the termination of the employment relationship and any disqualification of incentive stock options. It is understood that this release includes, but is not limited to, any claims for wages, bonuses, employment benefits, or damages of any kind whatsoever, arising out of any contracts, expressed or implied, any theory of wrongful discharge, any legal restriction on the employment relationship or the Company’s right to terminate employees, or any federal, state, or other governmental statute or ordinance, including, without limitation, Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, or the Washington Law Against Discrimination. Mr. Turner represents that he has not filed any complaints, charges, or lawsuits against the Company with any governmental agency or any court, and agrees that he will not initiate or encourage any such actions, and will not assist any such actions other than as required by law. This waiver and release shall not waive or release any claims under this Agreement or predicated on acts that occur after the date of execution of this Agreement.
5. REVIEW PERIOD AND REVOCATION PERIOD; EFFECTIVE DATE
     Mr. Turner acknowledges that his waiver and release hereunder of any rights he may have under the Age Discrimination in Employment Act of 1967 (“ADEA”), including any amendments, is knowing and voluntary. The Company and Mr. Turner agree that this waiver and release does not apply to any rights or claims that may arise under the ADEA after the effective date of this Agreement. Mr. Turner acknowledges that he has been advised by this writing, as required by the Older Workers Benefit Protection Act, that (a) he should consult with an attorney prior to executing this Agreement; (b) he has twenty-one (21) days to consider this Agreement (although he may, by his own choice, execute this Agreement earlier), during which time this Agreement will not be amended, modified, or revoked by the Company; (c) he has seven (7) days following the execution of this Agreement to revoke the Agreement by providing written notice to the Company; and (d) this Agreement will not be effective until the expiration of the seven (7) day revocation period. Should Mr. Turner elect to revoke this Agreement, he must do so by sending a certified letter, return receipt requested, to: Coinstar, Inc., 1800 114th Avenue SE, Bellevue, WA 98004, Attn: General Counsel.
6. SUCCESSORS AND ASSIGNS
     This Agreement will bind and inure to the benefit of the parties and their respective legal representatives, successors, and assigns.
7. KNOWING AND VOLUNTARY AGREEMENT
     Mr. Turner represents and agrees that he (a) has read this Agreement; (b) understands its terms and the fact that it releases any claim he might have against the Company and its officers, directors, stockholders, employees, agents, and representatives; (c) understands that he has the right to consult an attorney of his choice; and (d) enters into this Agreement without duress or coercion from any source.
8. ENTIRE AGREEMENT
     This Agreement sets forth the entire understanding between Mr. Turner and the Company, superseding any prior or contemporaneous agreements and understandings, written or oral, express or implied, pertaining to Mr. Turner’s employment with the Company, and its termination; provided, however, this Agreement does not modify or extinguish (i) Sections 4 and 10 of the Employment Agreement executed by the parties on August 5, 2005, or (ii) the Proprietary and Invention Agreement executed by Mr. Turner on May 1, 2003. The provisions of this Agreement are severable, and if any part of it is found to be unlawful or unenforceable, the other provisions of this Agreement shall remain fully valid and enforceable to the maximum extent consistent with applicable law. The headings and subheadings in this Agreement are for convenience of reference and are not intended to add substance to the terms of the Agreement. The parties agree and acknowledge that in order to be enforceable, any modifications, changes, additions, or deletions to this Agreement must be in writing and signed by both parties.
9. ARBITRATION
     Any controversies or claims arising out of or relating to this Agreement shall be fully and finally settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect (the “AAA Rules”), conducted by one arbitrator either mutually agreed upon by the Company and Mr. Turner or chosen in accordance with the AAA Rules, except that the parties thereto shall have any right to discovery as would be permitted by the Federal Rules of Civil Procedure for a period of 90 days following the commencement of such arbitration and the arbitrator thereof shall resolve any dispute which arises in connection with such discovery. The prevailing party shall be entitled to costs, expenses and reasonable attorneys’ fees, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. This provision shall not preclude the Company from seeking court enforcement or relief based upon an alleged violation of Mr. Turner’s obligations under any noncompetition or non-disclosure agreement.
10. APPLICABLE LAW
     This Agreement and all obligations and duties under this Agreement shall be governed by and interpreted according to the laws of the State of Washington, without regard to its choice of law principles.
11. CODE SECTION 409A
     The Company makes no representations or warranties to Mr. Turner with respect to any tax, economic or legal consequences of this Agreement or any payments or other benefits provided hereunder, including without limitation under Code Section 409A, and no provision of this Agreement shall be interpreted or construed to transfer any liability for failure to comply with Code Section 409A or any other legal requirement from Mr. Turner or any other person to the Company, any of its subsidiaries or affiliates, or any other person. Mr. Turner, by executing this Agreement, shall be deemed to have waived any claim against the Company, its subsidiaries and affiliates, and any other person with respect to any such tax, economic or legal consequences. However, the parties intend that this Agreement and the payments and other benefits provided hereunder shall be exempt from the requirements of Code Section 409A to the maximum extent possible, whether pursuant to the short-term deferral exception described in Treasury Regulation Section 1.409A-1(b)(4), or otherwise. To the extent Code Section 409A is applicable to this Agreement (and such payments and benefits), the parties intend that this Agreement (and such payments and benefits) shall comply with the deferral, payout and other limitations and restrictions imposed under Code Section 409A. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, (i) this Agreement shall be interpreted, operated and administered in a manner consistent with such intentions, and (ii) neither the Company, nor any of its subsidiaries or affiliates, shall have any liability to Mr. Turner or his beneficiaries should any payments made under this Agreement be subject to any tax (including interest and penalties) that may be imposed under Code Section 409A.
12. AUTHORITY TO ENTER AGREEMENT
     The Company and Mr. Turner agree and warrant that the Company, for itself, and Mr. Turner, for himself, have the authority to enter into this Agreement, and that by so doing the Company, for itself, and Mr. Turner, for himself, are not violating any obligation to any third party or entity. The individual signing this Agreement on behalf of the Company warrants and represents that he is duly authorized to do so, has the legal capacity to do so, and that all corporate actions necessary to authorize the execution, delivery and performance of this Agreement have been duly and validly taken prior to the date hereof.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the dates indicated below.

COINSTAR, INC.		BRIAN V. TURNER

By	/s/ Paul D. Davis	/s/ Brian V. Turner

Its	Chief Executive Officer